Exhibit 99.1

Immutep Announces Clinical Collaboration with MSD to Evaluate Efti in

Combination with KEYTRUDA® (pembrolizumab) in

Pivotal Phase III Trial

•	Phase III collaboration will evaluate efti in combination with KEYTRUDA, MSD’s anti-PD-1 therapy, and standard chemotherapy in first-line non-small cell lung cancer (1L NSCLC)

•	TACTI-004 Phase III trial will enrol approximately 750 patients regardless of PD-L1 expression in order to address the entire 1L NSCLC market eligible for anti-PD-1 therapy

•	Under the collaboration, Immutep will conduct the registrational TACTI-004 Phase III trial and MSD will supply KEYTRUDA

•	Immutep retains commercial rights to efti

•

Efti in combination with KEYTRUDA with or without chemotherapy has generated compelling efficacy and favourable safety in 1L NSCLC, one of the most relevant cancer indications with a high unmet medical need, across all levels of PD-L1 expression (negative, low, and high)

SYDNEY, AUSTRALIA – 3 June, 2024 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage biotechnology company developing novel LAG-3 immunotherapies for cancer and autoimmune disease, today announced that it has entered into a clinical trial collaboration and supply agreement with MSD (Merck & Co., Inc., Rahway, NJ, USA), through a subsidiary, to evaluate eftilagimod alfa (efti) in combination with MSD’s anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) and chemotherapy for the first-line treatment of metastatic non-small cell lung cancer (NSCLC) in a pivotal Phase III trial.

The potential for efti in combination with KEYTRUDA and chemotherapy is to set a new standard of care, by strengthening clinical outcomes for responders and broadening the number of patients who respond across the entire NSCLC patient population regardless of PD-L1 expression.

TACTI-004 (Two ACTive Immunotherapies-004) Registrational Phase III Trial Design

TACTI-004 will be a 1:1 randomised, double-blind, multinational, controlled clinical study to evaluate Immutep’s efti in combination with KEYTRUDA and standard chemotherapy compared to the standard-of-care combination of KEYTRUDA, chemotherapy and placebo in first-line metastatic NSCLC, regardless of PD-L1 expression. In this pivotal PD-L1 all comer trial, the dual primary endpoints will be progression-free and overall survival with a prespecified futility boundary and a pre-planned interim analysis. The globally conducted study will enrol approximately 750 NSCLC patients (including both squamous and non-squamous subtypes).

Building on Encouraging Data from Prior Trials

“We are eager to build upon the meaningful impact that immunotherapy has brought to patients with NSCLC, one of the largest cancer indications globally, and look for TACTI-004 to confirm the clinical benefits that have been achieved with efti in combination with KEYTRUDA. This collaboration agreement speaks to the strength of the clinical data generated to date from this novel immuno-oncology combination and its future potential. We are thankful for this significant commitment from MSD,” stated Marc Voigt, CEO of Immutep.

This collaboration follows two previous collaborations for the TACTI-002 Phase II and TACTI-003 Phase IIb trials, which collectively treated over 350 patients. Under the terms of the agreement, Immutep will conduct the registrational TACTI-004 study and MSD will supply KEYTRUDA. The agreement enables Immutep and MSD to seek marketing authorisation of the combination and to market their respective compounds with a relevant label indication. The parties retain the commercial rights to their respective compounds and are free to conduct other clinical studies, either individually or in combination, in any therapeutic area.

The clinical data generated by the innovative immuno-oncology combination of Immutep’s MHC Class II agonist and MSD’s anti-PD-1 therapy in the TACTI-002 Phase II trial in first-line NSCLC regardless of PD-L1 expression has led to oral presentations at the ASCO, SITC, and ESMO conferences. Efti’s unique activation of dendritic cells (the most potent professional antigen-presenting cells) engages the adaptive and innate immune system to drive a broad anti-cancer immune response, including proliferation of cytotoxic T cells that complements anti-PD-1 therapy in first-line NSCLC across all levels of PD-L1 expression (negative, low, and high).

Notably, over 75% of the patients in both the TACTI-002 and INSIGHT-003 clinical trials had a PD-L1 Tumor Proportion Score (TPS) of <50%, and both studies have shown strong efficacy in these patients with low and negative PD-L1 expression who are typically less responsive to anti-PD-1 therapy. Furthermore, the triple combination of efti, KEYTRUDA and carboplatin/pemetrexed in INSIGHT-003 has been well tolerated.

“KEYTRUDA has revolutionized the treatment landscape in NSCLC and our confidence in efti’s ability to build upon its positive impact on patient outcomes, and potentially expand the number of responding patients, stems from the compelling data in our TACTI-002 and INSIGHT-003 trials. We are excited to confirm the differentiated efficacy and safety that we have seen to date in NSCLC via efti’s first pivotal Phase III study and TACTI-004’s robust randomized, double-blind trial design,” added Christian Mueller, Immutep’s SVP, Regulatory and Strategy.

Lung cancer is the second most common cancer. Non-small cell lung cancer accounts for approximately 80-85% of all lung cancers, impacting an estimated 1.87 million people annually, and is the highest cause of death among all cancers1-3.

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

About Eftilagimod Alfa (Efti)

Efti is Immutep’s proprietary soluble LAG-3 protein and MHC Class II agonist that stimulates both innate and adaptive immunity for the treatment of cancer. As a first-in-class antigen presenting cell (APC) activator, efti binds to MHC (major histocompatibility complex) Class II molecules on APC leading to activation and proliferation of CD8+ cytotoxic T cells, CD4+ helper T cells, dendritic cells, NK cells, and monocytes. It also upregulates the expression of key biological molecules like IFN-ϒ and CXCL10 that further boost the immune system’s ability to fight cancer.

Efti is under evaluation for a variety of solid tumours including non-small cell lung cancer (NSCLC), head and neck squamous cell carcinoma (HNSCC), and metastatic breast cancer. Its favourable safety profile enables various combinations, including with anti-PD-[L]1 immunotherapy and/or chemotherapy. Efti has received Fast Track designation in first line HNSCC and in first line NSCLC from the United States Food and Drug Administration (FDA).

About Immutep

Immutep is a clinical-stage biotechnology company developing novel LAG-3 immunotherapy for cancer and autoimmune disease. We are pioneers in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and our diversified product portfolio harnesses its unique ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Australian Investors/Media:

Catherine Strong, Morrow Sodali

+61 (0)406 759 268; c.strong@morrowsodali.com

U.S. Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

1 The Global Cancer Observatory, Lung Cancer Fact Sheet

2 American Cancer Society, About Lung Cancer

3 CDC, Lung Cancer Statistics

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 32, Australia Square, 264 George Street, Sydney NSW 2000, Australia

ABN: 90 009 237 889